--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO. 4)

                               (FINAL AMENDMENT)

                              GARTNER GROUP, INC.
                                (NAME OF ISSUER)

                              GARTNER GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

               COMMON STOCK, CLASS A, PAR VALUE $0.0005 PER SHARE
               COMMON STOCK, CLASS B, PAR VALUE $0.0005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                       366651 10 7 (CLASS A COMMON STOCK)
                       366651 20 6 (CLASS B COMMON STOCK)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              MICHAEL D. FLEISHER
                              GARTNER GROUP, INC.
                              56 TOP GALLANT ROAD
                               STAMFORD, CT 06904
                                 (203) 964-0096
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                    COPY TO:

                             HOWARD S. ZEPRUN, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

                            ------------------------

                                 JULY 27, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 4 to the Issuer Tender Offer Statement on Schedule 13E-4 originally filed with the Securities and Exchange Commission on July 27, 1999 (the "Schedule 13E-4") relates to the offer by Gartner Group, Inc., a Delaware corporation (the "Company" or the "Issuer"), to purchase up to 15,700,000 shares of its Common Stock, par value $0.0005 per share, consisting of 9,600,000 shares of Common Stock, Class A ("Class A Common Stock") and 6,100,000 shares of Common Stock, Class B ("Class B Common Stock"; together with the Class A Common Stock, the "Common Stock" or the "Shares"). The Company offered to purchase such shares at prices not less than $21 nor more than $24 per share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 27, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), which Offer was intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     This Amendment constitutes the final amendment to the Schedule 13E-4 in accordance with Rule 13e-4(c)(3) under the Exchange Act and General Instruction D to Schedule 13E-4.

ITEM 8. ADDITIONAL INFORMATION.

     Item 8(e) is hereby amended and supplemented to add the following information:

     The Offer expired at 12:00 Midnight, New York City time, on Tuesday, August 31, 1999. On Wednesday, September 8, 1999, the Company announced the final results of the Offer. The Offer was oversubscribed and, in accordance with the terms of the Offer, the Company repurchased a total of 9,636,247 shares of Class A Common Stock at a purchase price of $21.75 per share and a total of 6,123,032 shares of Class B Common Stock at a purchase price of $21.875 per share. With respect to both the Class A Common Stock and the Class B Common Stock, the additional shares that the Company elected to purchase did not exceed 2% of the outstanding shares of such class, calculated in accordance with Rule 13e-4(f)(1)(ii) and Section 14(d)(3) of the Exchange Act. The proration factor for the Class A Common Stock is 82.84823%, and the Company is repurchasing 100% of the Class B Common Stock validly tendered at or below the purchase price of $21.875 per share.

     All holders of fewer than 100 shares of Class A Common Stock who validly tendered at or below the $21.75 per share purchase price for the Class A Common Stock are not subject to proration.

     No further shares will be purchased under the Offer, and upon payment in full of the purchase price in respect of all validly tendered and purchased shares, the Offer is completed.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 of Schedule 13E-4 is hereby amended and supplemented to add the following exhibit:

(a)(16)      Press Release dated September 8, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 1999
                                          GARTNER GROUP, INC.

                                          By:    /s/ MICHAEL D. FLEISHER

                                            ------------------------------------
                                            Name:  Michael D. Fleisher
                                            Title:   Executive Vice President
                                                     and
                                                 Chief Financial Officer

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER                             DESCRIPTION
----------                           -----------
(a)(16)      Press Release dated September 8, 1999.

                                        2